Signal Genetics LLC

667 Madison Avenue, 14th Floor

New York, New York 10065

June 12, 2014

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Ms. Pamela Howell

Re:	Signal Genetics LLC – Withdrawal of Request for Acceleration

Registration Statement on Form S-1

File No. 333-194668

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on June 9, 2014, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for Wednesday, June 11, 2014, at 5:30 PM (Eastern Daylight Time), in accordance with Rule 461 promulgated under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Sincerely yours,

SIGNAL GENETICS LLC

By:	/s/ Samuel D. Riccitelli
Samuel D. Riccitelli
President and Chief Executive Officer